SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              TENDER OFFER STATEMENT

                                   PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
                                 _______________


                                NORAND CORPORATION
                            (Name of Subject Company)

                                WESTERN ATLAS INC.
                              WAI ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (Title of Class of Securities)

                                   655421 10 5
                      (CUSIP Number of Class of Securities)


                                NORMAN L. ROBERTS
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                WESTERN ATLAS INC.
                             360 NORTH CRESCENT DRIVE
                         BEVERLY HILLS, CALIFORNIA 90210
                            TELEPHONE:  (310) 888-2700
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                              ELLIOTT V. STEIN, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000

                   This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securi-ties and Exchange Commission (the "Commission") on January 24, 1997 (the "Schedule 14D-1"), by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsid-iary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Norand Corporation, a Dela-ware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated Janu-ary 24, 1997 (the "Offer to Purchase"), and in the related Let-ter of Transmittal (which collectively constitute the "Offer") at a purchase price of $33.50 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

                   This amendment constitutes the final amendment to the
         Schedule 14D-1 required by General Instruction D of Schedule 14D-1 and, pursuant to General Instruction F of Schedule 14D-1, is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, for all Shares acquired pursuant to the Offer as reported in this amendment.

         ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

                   The response to Item 6(a) and (b) is hereby amended and supplemented by adding the following information:

                   The information contained in the press release issued by Parent and the Company on February 24, 1997, a copy of which is attached hereto as Exhibit (a)(11), is incorporated herein by reference.



         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


         (a)(1)    --   Offer to Purchase, dated January 24, 1997.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees.*

         (a)(4)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.*

         (a)(5)    --   Notice of Guaranteed Delivery.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Press Release issued by Parent on January 22,
                        1997.*

         (a)(8)    --   Form of Summary Advertisement dated January 24,
                        1997.*

         (a)(9)    --   Press Release issued by Parent on February 5,
                        1997.*

         (a)(10)   --   Press Release issued by Parent on February 20,
                        1997.*

         (a)(11)   --   Press Release issued by Parent on February 24,
                        1997.

         (b)(1)    --   Credit Agreement, dated as of December 22, 1994
                        among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Janu-
                        ary 21, 1997, by and among the Company, the Pur-chaser and Parent.*

         (c)(2)    --   Original Equipment Manufacturer Agreement dated
                        as of January 21, 1997 by and between Parent and the Company.*

         (c)(3)    --   Confidentiality Agreement dated February 16,
                        1996 between Parent and the Company.*
         _____________________
         *  Previously filed.




                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 24, 1997

                                          WESTERN ATLAS INC.


                                       By:   /s/ Michael E. Keane
                                          Name:  Michael E. Keane
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                          WAI ACQUISITION CORP.


                                       By:   /s/ Michael E. Keane
                                          Name:  Michael E. Keane
                                          Title: President


                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated January 24, 1997.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees.*

         (a)(4)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.*

         (a)(5)    --   Notice of Guaranteed Delivery.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Press Release issued by Parent on January 22,
                        1997.*

         (a)(8)    --   Form of Summary Advertisement dated January 24,
                        1997.*

         (a)(9)    --   Press Release issued by Parent on February 5,
                        1997.*

         (a)(10)   --   Press Release issued by Parent on February 20,
                        1997.*

         (a)(11)   --   Press Release issued by Parent on February 24,
                        1997.

         (b)(1)    --   Credit Agreement, dated as of December 22, 1994
                        among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Janu-
                        ary 21, 1997, by and among the Company, the Pur-chaser and Parent.*

         (c)(2)    --   Original Equipment Manufacturer Agreement dated
                        as of January 21, 1997 by and between Parent and the Company.*

         (c)(3)    --   Confidentiality Agreement dated February 16,
                        1996 between Parent and the Company.*
         _____________________
         *  Previously filed.